UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 9)1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

CAROL LYNN FARMER WAITE

RYAN C. WILKINS, ESQ.

STRADLING YOCCA CARLSON & RAUTH, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108	13D	Page 2 of 36 Pages

1	NAME OF REPORTING PERSON Carol L. Waite Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 497,731
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 497,731
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

*	In connection with the Settlement Agreement (as defined herein), the shares previously held by certain family trusts over which Carol Lynn Farmer Waite served as trustee or co-trustee prior to their dissolution, were distributed out of those trusts and transferred to this trust. The shares reported as beneficially owned by this trust reflect these transfers.

CUSIP No. 307675108	13D	Page 3 of 36 Pages

1	NAME OF REPORTING PERSON 1964 Jeanne Ann Farmer Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the 1964 Jeanne Ann Farmer Grossman Trust. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 4 of 36 Pages

1	NAME OF REPORTING PERSON 1964 Richard Francis Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the 1964 Richard Francis Farmer Trust. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 5 of 36 Pages

1	NAME OF REPORTING PERSON 1964 Roy Edward Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1964 Roy Edward Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 6 of 36 Pages

1	NAME OF REPORTING PERSON 1964 Carol Lynn Farmer Waite Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 321,750
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 321,750
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite was appointed the sole trustee of this trust as a result of which she has sole voting and dispositive power over the shares. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 7 of 36 Pages

1	NAME OF REPORTING PERSON 1969 Roy Edward Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1969 Roy Edward Farmer Trust were divided into three equal parts, distributed out of the trust and the trust was dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 8 of 36 Pages

1	NAME OF REPORTING PERSON 1969 Jeanne Ann Farmer Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the 1969 Jeanne Ann Farmer Grossman Trust. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 9 of 36 Pages

1	NAME OF REPORTING PERSON 1969 Richard Francis Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the1969 Richard Francis Farmer Trust. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 10 of 36 Pages

1	NAME OF REPORTING PERSON 1969 Carol Lynn Farmer Waite Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,960
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,960
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite was appointed the sole trustee of this trust as a result of which she has sole voting and dispositive power over the shares. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 11 of 36 Pages

1	NAME OF REPORTING PERSON 1969 Roy F Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1969 Roy F Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 12 of 36 Pages

1	NAME OF REPORTING PERSON 1969 Emily Marjorie Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1969 Emily Marjorie Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 13 of 36 Pages

1	NAME OF REPORTING PERSON 1972 Roy Edward Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1972 Roy Edward Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 14 of 36 Pages

1	NAME OF REPORTING PERSON 1972 Carol Lynn Farmer Waite Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite was appointed the sole trustee of this trust as a result of which she has sole voting and dispositive power over the shares. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 15 of 36 Pages

1	NAME OF REPORTING PERSON 1972 Jeanne Ann Farmer Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the 1972 Jeanne Ann Farmer Grossman Trust. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 16 of 36 Pages

1	NAME OF REPORTING PERSON 1972 Richard Francis Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the 1972 Richard Francis Farmer Trust. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 17 of 36 Pages

1	NAME OF REPORTING PERSON 1972 Roy F Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1972 Roy F Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 18 of 36 Pages

1	NAME OF REPORTING PERSON 1972 Emily Marjorie Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1972 Emily Marjorie Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 19 of 36 Pages

1	NAME OF REPORTING PERSON 1984 Jonathan Michael Waite Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,030
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	The beneficial ownership of shares held by this trust was not impacted by the terms of the Settlement Agreement.

CUSIP No. 307675108	13D	Page 20 of 36 Pages

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,930
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 65,930
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite was appointed the sole trustee of this trust as a result of which she has sole voting and dispositive power over the shares. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 21 of 36 Pages

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust II*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the 1987 Roy F Farmer Trust II. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 22 of 36 Pages

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust III*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1987 Roy F Farmer Trust III were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust and the shares reported as beneficially owned by that trust reflect this transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 23 of 36 Pages

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust IV*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite resigned as co-trustee of the 1987 Roy F Farmer Trust IV. As a result, while this trust continues to hold shares, Carol Lynn Farmer Waite is no longer the beneficial owner of any shares held by this trust. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 24 of 36 Pages

1	NAME OF REPORTING PERSON 1988 Roy F Farmer Trust I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,060
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,060
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Carol Lynn Farmer Waite was appointed the sole trustee of this trust as a result of which she has sole voting and dispositive power over the shares. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 25 of 36 Pages

1	NAME OF REPORTING PERSON Farmer Insurance Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 303,158
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 303,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

*	The beneficial ownership of shares held by this trust was not impacted by the terms of the Settlement Agreement.

CUSIP No. 307675108	13D	Page 26 of 36 Pages

1	NAME OF REPORTING PERSON 2012 Grossman Irrevocable Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 417,986
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 417,986
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

*	The beneficial ownership of shares held by this trust was not impacted by the terms of the Settlement Agreement.

CUSIP No. 307675108	13D	Page 27 of 36 Pages

1	NAME OF REPORTING PERSON Carol Lynn Farmer Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,411,417
	8	SHARED VOTING POWER 309,188
	9	SOLE DISPOSITIVE POWER 1,411,417
	10	SHARED DISPOSITIVE POWER 309,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307675108	13D	Page 28 of 36 Pages

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (this “Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Following the filing of multiple petitions in the Orange County and Los Angeles County Superior Courts related to the various family trusts discussed herein that hold shares of the Common Stock (collectively, the “Farmer Trusts”), a Settlement Agreement and Mutual Release was entered into by and among Carol Lynn Farmer Waite, Richard Farmer, Jeanne Grossman, Jonathan M. Waite, Brett Matthew Grossman, Scott Michael Grossman and Brynn Grossman (the “Settlement Agreement”), which became effective on November 21, 2017, the date of the entry of the last of the court orders approving the Settlement Agreement.

The Settlement Agreement provides, among other things, for the following changes to be made to the Farmer Trusts, which changes are illustrated in greater detail in the tables below:

1)	Richard Farmer’s resignation as co-trustee from certain of the Farmer Trusts of which Carol Lynn Farmer Waite or Jeanne Grossman also served as co-trustee, upon which either Carol Lynn Farmer Waite or Jeanne Grossman became sole trustees of such trusts, as applicable;

2)	Carol Lynn Farmer Waite’s resignation as co-trustee from certain other Farmer Trusts of which Richard Farmer or Jeanne Grossman also served as co-trustee, upon which either Richard Farmer or Jeanne Grossman became sole trustee of such trusts, as applicable; and

3)	the division of the assets of certain other Farmer Trusts (collectively, the “GAP Trusts”), including the shares of Common Stock held by the GAP Trusts, into three separate and equal parts, the distribution of such equal parts to each of Carol Lynn Farmer Waite, Richard Farmer and Jeanne Grossman, and the subsequent dissolution of the GAP Trusts.

The shares distributed from the GAP Trusts which were allocated to Carol Lynn Farmer Waite (the “GAP Shares”) were subsequently transferred to the Carol L. Waite Trust.

The various share distributions and transfers resulting from the Settlement Agreement were made on various dates following the effectiveness of the Settlement Agreement, with the final distribution occurring on January 5, 2018, which is the reporting date for this Amendment No. 9.

As a result of the actions described above, as of January 5, 2018, Carol Lynn Farmer Waite may be deemed to beneficially own an aggregate of 1,720,605 shares of the Common Stock.

The following table described the Farmer Trusts that are not impacted by the Settlement Agreement.

Trust	Stock Beneficially Owned by Carol Lynn Farmer Waite Prior to Settlement	Stock Beneficially Owned by Carol Lynn Farmer Waite After Settlement
1984 Jonathan Michael Waite Trust	6,030	6,030
Farmer Insurance Trust	303,158	303,158
2012 Grossman Irrevocable Trust	417,986	417,986

CUSIP No. 307675108	13D	Page 29 of 36 Pages

The following table describes the Farmer Trusts for which Carol Lynn Farmer Waite was co-trustee, but became sole trustee, and now has sole voting and dispositive power with respect to the shares of Common Stock held in the trusts.

Trust	Stock Beneficially Owned by Carol Lynn Farmer Waite Prior to Settlement	Stock Beneficially Owned by Carol Lynn Farmer Waite After Settlement
1964 Carol Lynn Farmer Waite Trust	321,750	321,750
1969 Carol Lynn Farmer Waite Trust	77,960	77,960
1972 Carol Lynn Farmer Waite Trust	24,000	24,000
1987 Roy F Farmer Trust I	65,930	65,930
1988 Roy F Farmer Trust I	6,060	6,060

The following table describes the Farmer Trusts from which Carol Lynn Farmer Waite resigned as co-trustee and no longer has any beneficial ownership of the shares of Common Stock held in the trusts.

Trust	Stock Beneficially Owned by Carol Lynn Farmer Waite Prior to Settlement	Stock Beneficially Owned by Carol Lynn Farmer Waite After Settlement
1964 Jeanne Ann Farmer Grossman Trust	321,750	0
1964 Richard Francis Farmer Trust	321,750	0
1969 Jeanne Ann Farmer Grossman Trust	77,960	0
1969 Richard Francis Farmer Trust	77,960	0
1972 Jeanne Ann Farmer Grossman Trust	24,000	0
1972 Richard Francis Farmer Trust	24,000	0
1987 Roy F Farmer Trust II	65,930	0
1987 Roy F Farmer Trust IV	65,930	0

The following table describes the GAP Trusts from which Carol Lynn Farmer Waite resigned as co-trustee. The shares of Common Stock held by the GAP Trusts were divided into three equal parts and distributed out of the trusts, and the trusts were then dissolved.

Trust	Stock Beneficially Owned by Carol Lynn Farmer Waite Prior to Settlement	GAP Shares Beneficially Owned by Carol Lynn Farmer Waite After Settlement
1964 Roy Edward Farmer Trust	321,750	107,250
1969 Roy Edward Farmer Trust	77,960	25,987
1969 Roy F Farmer Trust	77,960	25,986
1969 Emily Marjorie Farmer Trust	77,960	25,987
1972 Roy Edward Farmer Trust	24,000	8,000
1972 Roy F Farmer Trust	24,000	8,000
1972 Emily Marjorie Farmer Trust	24,000	8,000
1987 Roy F Farmer Trust III	65,930	21,977

CUSIP No. 307675108	13D	Page 30 of 36 Pages

The following table reflects one-third of the shares previously held by the GAP Trusts, as reflected in the last column of the table immediately above, that were subsequently transferred to the Carol L. Waite Trust.

Trust	Stock Beneficially Owned by Carol Lynn Farmer Waite Prior to Settlement	Stock Beneficially Owned by Carol Lynn Farmer Waite After Settlement
Carol L. Waite Trust	266,544	497,731

Other than as described herein, no Reporting Person has any plans or proposals that would relate to, or could result in, any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,843,270 shares of Common Stock outstanding as of November 6, 2017, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2017.

A.	Carol L. Waite Trust

(a)	On January 5, 2018, the Carol L. Waite Trust beneficially owned 497,731 shares of Common Stock.

Percentage: 3.0%

(b)	1. Sole power to vote or direct vote: 497,731

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 497,731

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

B.	1964 Jeanne Ann Farmer Grossman Trust

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

C.	1964 Richard Francis Farmer Trust

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

D.	1964 Roy Edward Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

E.	1964 Carol Lynn Farmer Waite Trust

(a)	As of January 5, 2018, the 1964 Carol Waite Trust beneficially owned 321,750 shares of Common Stock.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 321,750

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 321,750

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

CUSIP No. 307675108	13D	Page 31 of 36 Pages

F.	1969 Roy Edward Farmer Trust

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

G.	1969 Jeanne Anne Farmer Grossman Trust

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

H.	1969 Richard Francis Farmer Trust

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

I.	1969 Carol Lynn Farmer Waite Trust

(a)	As of January 5, 2018, the 1969 Carol Waite Trust beneficially owned 77,960 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 77,960

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 77,960

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

J.	1969 Roy F Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

K.	1969 Emily Marjorie Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

L.	1972 Roy Edward Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

CUSIP No. 307675108	13D	Page 32 of 36 Pages

M.	1972 Carol Waite Trust

(a)	As of January 5, 2018, the 1972 Carol Waite Trust beneficially owned 24,000 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 24,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 24,000

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

N.	1972 Jeanne Ann Farmer Grossman Trust

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

O.	1972 Richard Francis Farmer Trust

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

P.	1972 Roy F Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

Q.	1972 Emily Marjorie Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

R.	1984 Jonathan Michael Waite Trust

(a)	As of January 5, 2018, the 1984 Jonathan Trust beneficially owned 6,030 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 6,030

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 6,030

(c)	The 1984 Jonathan Trust has not entered into any transactions in the shares of Common Stock during the past (60) sixty days.

CUSIP No. 307675108	13D	Page 33 of 36 Pages

S.	1987 Roy F Farmer Trust I

(a)	As of January 5, 2018, the 1987 Roy F Farmer Trust I beneficially owned 65,930 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 65,930

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 65,930

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

T.	1987 Roy F Farmer Trust II

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

U.	1987 Roy F Farmer Trust III

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Carol L. Waite Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

V.	1987 Roy F Farmer Trust IV

Carol Lynn Farmer Waite is no longer the beneficial owner of any shares of Common Stock held by this trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

W.	1988 Roy F Farmer Trust I

(a)	As of January 5, 2018, the 1988 Roy F Farmer Trust I beneficially owned 6,060 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 6,060

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,060

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

X.	Farmer Insurance Trust

(a)	As of January 5, 2018, the Farmer Insurance Trust beneficially owned 303,158 shares of Common Stock.

Percentage: 1.8%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 303,158

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 303,158

(c)	The Farmer Insurance Trust has not entered into any transactions in the shares of Common Stock during the past (60) sixty days.

CUSIP No. 307675108	13D	Page 34 of 36 Pages

Y.	2012 Grossman Irrevocable Trust

(a)	As of January 5, 2018, the 2012 Grossman Trust beneficially owned 417,986 shares of Common Stock.

Percentage: 2.5%

(b)	1. Sole power to vote or direct vote: 417,986

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 417,986

4. Shared power to dispose or direct the disposition: 0

(c)	The 2012 Grossman Trust has not entered into any transactions in the shares of Common Stock during the past (60) sixty days.

Z.	Carol Lynn Farmer Waite

(a)	Carol Lynn Farmer Waite, as a co-trustee of each of the Farmer Insurance Trust and 1984 Jonathan Michael Waite Trust, and as sole trustee of the Carol L. Waite Trust, 1964 Carol Lynn Farmer Waite Trust, 1969 Carol Lynn Farmer Waite Trust, 1972 Carol Lynn Farmer Waite Trust, 1987 Roy F Farmer Trust I, 1988 Roy F Farmer Trust I, and 2012 Grossman Irrevocable Trust, may be deemed to beneficially own the shares of Common Stock held directly by such Reporting Persons. As of January 5, 2018, Carol Lynn Farmer Waite may be deemed to beneficially own 1,720,605 Shares.

Percentage: 10.2%

(b)	1. Sole power to vote or direct vote: 1,411,417

2. Shared power to vote or direct vote: 309,188

3. Sole power to dispose or direct the disposition: 1,411,417

4. Shared power to dispose or direct the disposition: 309,188

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

Each of the Reporting Persons, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

CUSIP No. 307675108	13D	Page 35 of 36 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The response to Item 5 of this Amendment No. 9 is incorporated by reference herein.

CUSIP No. 307675108	13D	Page 36 of 36 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

/s/ Ryan C. Wilkins
RYAN C. WILKINS

as Attorney-in-Fact[1] for Carol Lynn Farmer Waite, in her individual capacity and as trustee or co-trustee, as applicable, of the following Farmer Trusts:

Carol L. Waite Trust

1964 Carol Lynn Farmer Waite Trust

1969 Carol Lynn Farmer Waite Trust

1972 Carol Lynn Farmer Waite Trust

1984 Jonathan Michael Waite Trust

1987 Roy F. Farmer Trust I

1988 Roy F. Farmer Trust I

Farmer Insurance Trust

2012 Grossman Irrevocable Trust

1.	A Power of Attorney authorizing Ryan C. Wilkins to act on behalf of Carol Lynn Farmer Waite as described therein, was previously filed as Exhibit 24.1 to the Form 4 filed on behalf of Carol Lynn Farmer Waite with the Securities and Exchange Commission on May 15, 2017.